Exhibit 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/UFR/09 February 26, 2010

The Secretary,
Stock Exchanges
Delhi/Bombay /Calcutta/Madras,
National Stock Exchange/NYSE

Sub: Limited Review Report of Unaudited Financial Results for the Q.E. on 31.12.2009.

Dear Sir/Madam,

Pursuant to Clause 41 of the Listing Agreement, please find enclosed Limited Review Report of M/s Bansal Sinha & Co. and M/s Goel Garg & Co. Chartered Accountancts (Joint Auditors of MTNL) relating to Unaudited Financial Results for the 3rd quarter ended on 31.12.2009.

Thanking you,

Yours faithfully,

(S. R. SAYAL)
COMPANY SECRETARY

Encl : a/a

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the half year ended 31st December, 2009. This statement is the responsibility of the company's management and has been approved by the board of directors/ Committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400. Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
Without qualification we draw attention to the Para No. 2 & 3 of the Reviewed quarterly results pertaining to changes in assumptions regarding Dearness Relief and Discounting factor applied for the purpose of actuarial valuation for retirement benefits of the employees of the company, the issue being technical, we have relied on the actuarial valuation worked out on the basis of last year's financials and managements perceptions. In view of this we are unable to comment on the adequacy or otherwise of these provisions.

4.
Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure-I to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

ANNEXURE 1

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT
(Referred to in para 3 of our report dated 26th February, 2010)

1.
The company in its unaudited results for the quarter under review, has neither disclosed how the qualification made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefore and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the unaudited quarterly results for the quarter under review, as required under the provisions of clause 41(iv)(c) of the Listing Agreement.

2.
Pending detailed review by the company of the Licensing agreement pertaining to the deductions available from the license fee for the Internet Services, the License Fee has been made consistent with the MTNL policy (pending board approval) for the 3rd quarter only. The impact on accounts of its conformity for earlier period is not ascertained and accounted for.

3.	All the receivables and payables including amount receivable/payable to BSNL/DOT, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments.

4.
The provision for employee's benefits as per Accounting Standard 15 (Revised), Tax expense and depreciation has been made on estimated basis. Pending actual determination of the liability/asset in this regard. The impact of the same on the results of the quarter is not ascertainable.

5.	No provision on account of wage revision has been made by the company. The impact of the same on retirement benefits too has also not been worked out and provided for.

6.	The Impact of AS 28 regarding impairment of assets, if any has not been worked out by the company in the unaudited financial results under review.

7.
One time spectrum fees for 3 G Mobile Services is payable at a price equivalent to highest bid. Pending bidding by the DOT, the provision for the same has been made as per the latest available reserve price.

8.	The overall impact of matters referred to in the forgoing paras and para 2 & 3 of the unaudited quarterly results on the attached financial statements is not ascertainable.

9.	The corresponding previous period figures for the period ended 31st December, 2009 are regrouped and rearranged wherever considered necessary.

Annexure A
MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd. Office : Jeevan Bharti Building, Tower-1, 12 th Floor, 124, Connaught Circus, New Delhi-110001
REVIEWED RESULTS FOR THE THREE MONTHS ENDED 31/12/2009

						(Rs. in Million)
S. No.	Particulars	3 Months ended 31/12/2009	Corresponding 3 Months ended 31/12/2008 in the previous year	Year to date figures for Current period ended 31/12/2009	Year to date figures for previous year ended 31/12/2008	Year Ended 31/03/2009
		REVIEWED	REVIEWED	REVIEWED	REVIEWED	AUDITED
1	2	3	4	5	6	7

1	(a) Net Income from Operations	9,149.07	11,117.75	28,061.75	34,316.37	44,559.99
	(b) Other Operating Income	202.66	130.52	640.12	597.02	1,200.31
	Total Income	9,351.74	11,248.27	28,701.87	34,913.39	45,760.30
2	Expenditure
	a. Staff Cost	13,299.47	5,816.94	23,631.74	15,016.64	21,273.96
	b. Revenue Sharing	1,458.37	1,890.61	4,359.53	5,873.91	7,525.73
	c. Licence Fee & Spectrum Charges	1,050.99	1,175.83	3,169.68	3,480.20	4,602.83
	d. Admn./Operative Expenditure	2,150.87	2,249.56	6,074.40	6,687.40	9,462.30
	e. Depreciation	1,821.08	1,780.60	5,347.52	5,352.30	6,988.47
	Total Expenditure	19,780.78	12,913.53	42,582.86	36,410.45	49,853.29
3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(10,429.04)	(1,665.26)	(13,880.99)	(1,497.06)	(4,092.99)
4	Other Income	1,007.32	2,613.34	4,149.83	5,256.95	6,742.44
5	Profit before Interest & Exceptional Items (3+4)	(9,421.72)	948.08	(9,731.16)	3,759.88	2,649.45
6	Interest	0.16	0.53	6.15	10.43	11.53

7	Profit after Interest but before Exceptional Items (5-6)	(9,421.88)	947.55	(9,737.31)	3,749.45	2,637.92
8	Exceptional Items	–	–	–	–	–
9	Profit (+)/Loss(-) from ordinary activities before tax	(9,421.88)	947.55	(9,737.31)	3,749.45	2,637.92
10	Tax expense					–
	a. Provision for Taxation	(212.14)	643.88	86.01	2,220.01	2,266.79
	b. Provision for Deferred Tax	(261.51)	(228.71)	(668.33)	(1,045.30)	(1,312.20)

11	Net Profit (+)/Loss(-) from ordinary activities after tax	(8,948.22)	532.38	(9,154.98)	2,574.74	1,683.33
12	Extraordinary Items /Period period Adj.(net of tax)	251.50	1.39	256.07	3.46	(433.84)
13	Net Profit (+)/Loss(-) for the period	(9,199.72)	530.98	(9,411.05)	2,571.28	2,117.17
14	Paid up equity share capital (Face value of Rs.10/- each.)	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					114,293.68
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraordinary items for the period	(14.20)	0.85	(14.53)	4.09	2.67
	(b) Basic and Diluted EPS after Extraordinary items for the period	(14.60)	0.84	(14.94)	4.08	3.36
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%

Notes:

1	The unaudited financial results have been taken on record at the meeting of the Board of Directors of the Company held on 29.01.2010.

2
The above results have been finalised considering, for retirement benefits, a discounting factor @ 8.25% in accordance with the yield of Central Government Securities and as certified by the Actuary. This compares with discount rate of 8.50% assessed during the year 2008-09 and 8.75% during 2nd Quarter 2009-10 as given by the Actuary.

3
The above results have been finalised considering for retirement benefit, 4% increase in Dearness Relief which compares with 1.5% which was assessed during the year 2008-09 and 0.75% during 2nd Quarter 2009-10, as certified by the Actuary. The cummulative impact of 2 & 3 above covers the earlier quarters too.

4	Previous period/year figures have been regrouped/ rearranged wherever necessary.

5	The status of investor complaints received and disposed off during this quarter ended on 31/12/2009 is as under:

	Complaints pending at the beginning of the quarter	–
	Complaints received during this quarter	10
	Complaints disposed off during this quarter	10
	Complaints lying unresolved at the end of the quarter	–

Place : New Delhi
Date  : 25.02.2010

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Statement showing the variance between Reviewed & Unaudited results for the 3rd Quarter ended 31.12.2009

					Rs. In Millions

S.No.	Particulars	3 Months ended 31/12/2009	3 Months ended 31/12/2009	VARIANCE

1	2	UNAUDITED 3	REVIEWED 4	Amount 5	% 6

1	(a) Net Income from Operations	9,022.57	9,149.07	126.51	1.40
	(b) Other Operating Income	171.85	202.66	30.81	17.93

	Total Income	9,194.42	9,351.73	157.32	1.71

2	Expenditure
	a. Staff Cost	13,362.85	13,299.47	(63.38)	(0.47)
	b. Revenue Sharing	1,389.80	1,458.37	68.57	4.93
	c. Licence Fee & Spectrum Charges	847.42	1,050.99	203.56	24.02
	d. Admn./Operative Expenditure	2,087.09	2,150.87	63.78	3.06
	e. Depreciation	1,807.00	1,821.08	14.08	0.78
	f. Other Expenditure	–	–	–	–

	Total Expenditure	19,494.17	19,780.78	286.61	1.47

3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(10,299.75)	(10,429.04)	(129.29)	1.26
4	Other Income	1,007.60	1,007.32	(0.28)	(0.03)
5	Profit before Interest & Exceptional Items (3+4)	(9,292.15)	(9,421.72)	(129.57)	1.39
6	Interest	0.11	0.16	0.05	45.98
7	Profit after Interest but before Exceptional Items (5-6)	(9,292.26)	(9,421.88)	(129.62)	1.39
8	Exceptional Items	–	–	–	–
9	Profit (+)/Loss(-) from ordinary activities before tax (7+8)	(9,292.26)	(9,421.88)	(129.62)	1.39
10	Tax expense
	a. Provision for Taxation	(296.74)	(212.14)	84.60	(28.51)
	b. Provision for Deferred Tax	(234.57)	(261.51)	(26.94)	(11.49)
11	Net Profit (+)/Loss(-) from ordinary activities after tax (9-10)	(8,760.95)	(8,948.22)	(187.28)	2.14
12	Extraordinary Items /Period period Adj. (net of tax Expenses)	188.58	251.50	62.92	33.37
13	Net Profit (+)/Loss(-) for the period (11-12)	(8,949.53)	(9,199.72)	(250.20)	2.80

Place: New Delhi	Kuldip Singh
Date: 25.02.2010	Chairman & Managing Director